NEWS RELEASE

Augusta Announces Senior Management Appointments

VANCOUVER, BC, November 25, 2008 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to announce the appointment of Mr. Raghunath (Raghu) Reddy to the position of Chief Financial Officer, effective December 1, 2008. Mr. Reddy has served as the Vice-President, Finance with the Company for the past year, and has more than 26 years experience in the development and financing of mining, power generation and infrastructure projects both domestically and internationally. Prior to joining Augusta, Mr. Reddy was Director of Finance with Washington Group International and has held similar positions with Peabody Mining Company and Morrison Knudsen Corporation. Mr. Reddy replaces Mr. Bruce Nicol, who has held the position since 2006 and has resigned effective December 1, 2008 to pursue other interests. Augusta wishes to thank Mr. Nicol for his service and dedication to the company and its shareholders, and wishes him well in his future endeavours.

In addition, Tracey Brix-Nielsen has been appointed Treasurer of the Company. Ms. Brix-Nielsen has been Augusta’s Corporate Controller since August 2006 and will now fill both roles. Ms. Brix-Nielsen has extensive financial experience in the resource industry, spending nearly 15 years working in increasingly senior positions with Teck Cominco, including Manager, Financial Reporting and Assistant Controller. Prior to joining Augusta, Ms. Brix-Nielsen worked for Placer Dome as the Manager of Corporate Accounting. She holds a Masters degree in Financial Management and is a Certified Management Accountant.

Augusta is also pleased to announce the promotion of Mr. Mark Stevens to the position of Vice-President, Exploration. Mr. Stevens has been with the Company for two years as Chief Geologist and has more than 27 years of technical and managerial experience in the exploration, evaluation, and mining of base and precious metals. Prior to joining Augusta, he was the Chief Geologist with Pincock, Allen & Holt, a consulting group based in Denver, Colorado. Mr. Stevens holds a Bachelor Degree of Science in Geology from Colorado State University, and a Masters of Science in Geology from the University of Utah. His experience is well suited to enhancing Augusta’s Rosemont project development, ongoing property exploration and strategic exploration objectives. Mr. Stevens replaces Dr. Michael Clarke, who is leaving to continue his past work in global grass roots exploration programs. Augusta takes this opportunity to sincerely thank Dr. Clarke for his significant contributions to the Company over the past few years.

Finally, Ms. Meghan Brown has been appointed to the position of Manager, Investor Relations and Corporate Communications, replacing Marlo Hamer-Jackson who is taking a one-year maternity leave. Meghan has more than 15 years experience in communications and investor relations in the mining and energy sectors, and has worked with a wide range of small to large cap companies including Suncor, TransCanada, Placer Dome, Southwestern Resources, Lake Shore Gold, and recently Zincore Metals. Meghan has a Bachelor of Arts from UBC and an MBA from Queen’s University.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a base metals company focused on advancing the Rosemont Copper deposit located near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2011 (refer to Augusta’s website for further details). The exceptional experience and strength of our management team, combined with the developed infrastructure and robust economics of this project, will propel Augusta to become a solid mid-tier copper producer within the next three years. The company is traded on the NYSE Alternext US (formerly American Stock Exchange) and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0134	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”

Gil Clausen
President & CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com